

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2016

Mail Stop 4561

Jeff Lawson
Chief Executive Officer
Twilio Inc.
645 Harrison Street, Third Floor
San Francisco, California 94107

      **Re:    Twilio Inc.**
            **Amendment No. 1 to Confidential Draft Registration Statement on**
            **Form S-1**
            **Submitted December 17, 2015**
            **CIK No. 0001447669**

Dear Mr. Lawson:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  References to our prior letter refer to the letter dated December 3, 2015.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Overview, page 1

1.     Your response to prior comment 1 and supporting materials indicate that you believe your leadership is based on factors such as revenues, market share and reputation.  For context, please clarify that these are the reasons for your belief that you are a leader in the Cloud Communication Platform category.

Risk Factors

We currently generate significant revenue from WhatsApp …, page 25

2.      Please advise whether your WhatApp agreement contains any material changes to your standard Terms of Service.

We may be subject to governmental export controls and economic sanctions…, page 36

3.      Please tell us to which countries subject to U.S. sanctions your products may have been exported.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.      Given the significance of your net losses to date, please revise to incorporate the additional information provided in your response to prior comment 8.  Specifically, disclose that you have not determined when you expect to achieve profitability and that your future profitability depends on many variables, which you should describe.  We refer you to Section III.B.3 of SEC Release No. 33-8350.

5.      We note your additional disclosure on page 67 in response to prior comment 10 regarding the percentage of revenues generated from your 10 largest Active Customers.  Please revise to note how many of those 10 customers were variable customers and disclose the percentage of revenue generated from the variable customers for each of the periods presented.  If the eight variable customers noted on page 69 are not included in the revenue percentages disclosed for your 10 largest Active Customer amounts, please revise to clarify as such.

Key Business Metrics, page 68

6.      We note your revised disclosures in response to prior comment 9.  Please further revise to indicate that almost all of your customers have some level of variability given the usage-based revenue model, as you note in your response, including those considered part of your base revenue.

Business

Our Platform Approach, page 98

7.      Please revise where appropriate to clarify that you do not derive revenue directly from your Super Network and Business Model of Innovators as indicated in your response to prior comment 13.

Our Super Network, page 101

8.      We note your response to prior comment 15 regarding your Super Network.  Please clarify
        whether your customers or end users must use the network service providers through your
        Super Network to use your products or services, or whether they may use their own network
        service providers directly.

Our Growth Strategy, page 103

9.      We note your response to prior comment 17.  Please clarify for us whether you invoice the
        ISV and SI end-customers directly for their usage or whether the ISVs and SIs are
        responsible for invoicing their customers and remitting such amounts to the company.
        Please also revise page 104 to clarify that you do not share any usage-based revenue with
        software vendors or system integrators, nor do you pay them fees to include your products
        and services as part of their offerings.

Notes to Consolidated Financial Statements

Note 12.  Stockholders' Equity

(c) Stock Repurchases, page F-29

10.     Please provide us with the calculations that support the $2.0 million of compensation
        expense and the $3,992 deemed dividend recorded in the 2015 Repurchase transactions.
        In your response, tell us the fair value of common stock used in such calculations and how it
        compares with the fair values listed on page 88.  Also, tell us why the carrying value of the
        Series A and Series B preferred stock were not impacted by the 2015 Repurchases.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on
the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Barbara C. Jacobs

                                        Barbara C. Jacobs
                                        Assistant Director
                                        Office of Information
                                        Technologies and Services